1095 Avenue of the Americas New York, NY 10036-6797 +1 212 698 3500 Main +1 212 698 3599 Fax www.dechert.com STUART STRAUSS stuart.strauss@dechert.com +1 212 698 3529 Direct +1 212 698 0452 Fax

March 7, 2013

Securities and Exchange Commission

Judiciary Plaza

100 F Street, NE

Washington, D.C.  20549

Attention:                 Larry Greene, Division of Investment Management

Mail Stop 0505

Re:                             Morgan Stanley Mortgage Securities Trust (the “Fund”)

(File No. 811-04917)

Dear Mr. Greene:

Thank you for your telephonic comments regarding the Fund’s preliminary proxy statement on Schedule 14A (the “Proxy Statement”), filed with the Commission on September 10, 2012, relating to the Special Meeting of Shareholders (the “Meeting”) of the Fund being held to consider and vote upon a proposal to amend the fundamental investment restriction of the Fund regarding concentration.  The Fund has considered your comments and has authorized us to make responses, changes and acknowledgements discussed below relating to the Fund’s proxy statement on its behalf.  Below, we describe the changes made to the proxy statement in response to the Staff’s comments and provide any responses to or any supplemental explanations of such comments, as requested.  These changes will be reflected in the definitive proxy statement on Schedule 14A, which will be filed via EDGAR on or about March 7, 2013.  Capitalized terms have the same meaning as in the Proxy Statement unless otherwise indicated.

GENERAL COMMENTS TO SCHEDULE 14A

Comment 1.                            Please file a letter responding to these comments from the Staff of the Commission that incorporates the “Tandy” information via EDGAR.

Response 1.                               This response letter, which incorporates the “Tandy” information, will be filed via EDGAR as correspondence separate from the definitive proxy statement filing.

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Silicon Valley  Washington DC    EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris    ASIA  Beijing  Hong Kong

Comment 2.                            Please ensure that the font size used in the Proxy Statement complies with the requirements of Rule 420 under the Securities Act of 1933.

Response 2.                               The font size complies with the requirements of Rule 420.

COMMENTS TO THE PROXY STATEMENT

Comment 3.                           Please revise the Fund’s New Fundamental Policy regarding concentration to state that such policy applies to investments of “25% or more.”

Response 3.                               We respectfully acknowledge the Staff’s comment; however, the Commission has stated generally that a fund is concentrated in a particular industry or group of industries if the fund invests or proposes to invest more than 25% of the value of its net assets in a particular industry or group of industries.    See, e.g., Instruction 4 under Item 9(b) (1) of Form N-1A applicable to open-end funds which defines “concentration” to mean “investing more than 25% of a fund’s net assets in a particular industry or group of industries” (emphasis added).  See also, e.g., Registration Form Used by Open-End Management Investment Companies, Investment Company Act Release No. 23064 (Mar. 13, 1998) (Mar. 23, 1998) (“The Commission’s staff has taken the position for purposes of the concentration disclosure requirement that a fund investing more than 25% of its assets in an industry is concentrating in that industry.”)  See also Statement of Investment Policies of Money Market Funds Relating to Industry Concentration, Investment Company Act Release No. 9011 (Oct. 30, 1975) and The First Australia Fund, Inc., No-Action Letter (July 29, 1999).

Comment 4.                           Please explain to the Staff the authority upon which the Fund is relying that permits the Fund to carve out privately issued mortgage-backed securities from the Fund’s New Fundamental Policy.

Response 4.                               In connection with discussions with the Staff, we have revised the proposed New Fundamental Policy to state:

“The Fund will not invest more than 25% of the value of its total assets in securities of issuers in any one industry, except that the Fund will concentrate in the mortgage-backed securities industry, which shall include agency and non-agency mortgage-backed securities.  For the purposes of the foregoing concentration policy, obligations issued or guaranteed by the U.S. government, its agencies or instrumentalities that are not mortgage-backed securities shall not be considered part of any industry.”

Comment 5.                           Please revise the second sentence of the third paragraph under the section of the proxy statement titled “Discussion of Proposal” to state that “[t]he Current Policy effectively limits the Fund’s ability to invest in privately issued mortgage-backed securities to less than 25% of the Fund’s assets” (emphasis added).

Response 5.                               The requested change has been made.

Comment 6.                            With respect to the disclosure in the third paragraph under the section of the Proxy Statement titled “Discussion of Proposal” which states that “[t]he Fund currently intends to invest up to 50% of its assets in privately issued mortgage-backed securities (emphasis added), please explain to the Staff how the Fund does not have a concentration policy with respect to such investments.

Response 6.                               The referenced disclosure has been removed from the Proxy Statement.

Comment 7.                            In the section of the Proxy Statement titled “Risks,” the disclosure states that “[t]he Fund already is subject to these risks because of its current investments in privately issued mortgage-backed securities.”  Please clarify that the Fund will be subject to heightened risk associated with such investments should the Fund invest up to 50% of its assets in privately issued mortgage-backed securities.

Response 7.                               We respectfully acknowledge the Staff’s comment; however, the referenced disclosure has been removed from the Proxy Statement (please refer to Response 6).  We have revised the disclosure to state that the Fund will be subject to certain heightened risks associated with its investments in MBS due to its increased ability to invest in non-agency MBS.

Comment 8.                           In the section of the Proxy Statement titled “Risks,” the disclosure states that “[o]ther types of non-agency MBS, such as those classified as pay-option adjustable rate or Alt-A, have also performed poorly.”  Please clarify whether the Fund will invest in such types of non-agency MBS.

Response 8.                               The disclosure has been revised accordingly.

Comment 9.                            In the section of the Proxy Statement titled “Risks,” please state that non-agency MBS rated below investment grade are commonly known as “high yield/high risk securities.”

Response 9.                               The disclosure has been revised accordingly.

Comment 10.                     Please confirm how the Fund intends to treat broker “non-votes” for purposes of an adjournment of the shareholder meeting.  In addition, please disclose how broker non-votes and abstentions will be voted on the proposal.

Response 10.                        There will not be any broker non-votes in connection with this proposal.  Disclosure has been included under the section titled “Vote required,” clarifying that abstentions will not count as votes in favor of the proposal.

In addition, we are authorized by our client to acknowledge the following on the Fund’s behalf:

•                                          the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•                                          the Staff’s comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

•                                          the Fund may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 698-3529 (tel) or (212) 698-0453 (fax) or Edward J. Meehan of Morgan Stanley at (212) 296-6982 (tel) or (212) 404-4691 (fax).  Thank you.

Best regards,

/s/ Stuart M. Strauss

Stuart M. Strauss